Filed by Noble Energy, Inc.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Noble Energy, Inc.

(Commission File No.: 001-07964)

On July 20, 2020, Chevron Corporation issued the following presentation for use during an investor call later that morning.

Chevron to acquire Noble Energy July 20, 2020 © 2020 Chevron. All rights reserved.Chevron to acquire Noble Energy July 20, 2020 © 2020 Chevron. All rights reserved.

Cautionary statement CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron Corporation(“Chevron”) and Noble Energy, Inc.(“NobleEnergy”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual run-rate operating and other cost synergies and anticipated accretion to return on capital employed, free cash flow, and earnings per share), projected financial information, future opportunities, and any other statements regardingChevron’s and NobleEnergy’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as“anticipates,”“expects,”“intends,”“plans,”“targets,”“forecasts,”“projects,”“believes,”“seeks,”“schedules,”“estimates,”“positions,”“pursues,”“may,”“could,”“should,”“will,”“budgets,”“outlook,”“trends,”“guidance,”“focus,”“onschedule,”“ontrack,”“isslated,” “goals,”“objectives,”“strategies,”“opportunities,”“poised,”“potential” and similar expressions. All such forward-looking statements are based on current expectations ofChevron’s and NobleEnergy’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Noble Energy stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption toChevron’s or NobleEnergy’s respective businesses; the effect of this communication onChevron’s or NobleEnergy’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside ofChevron’s or NobleEnergy’s control; transaction costs;Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual run-rate operating and other cost synergies and accretion to return on capital employed, free cash flow, and earnings per share;Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: changing crude oil and natural gas prices and demand for our products and production curtailments due to market conditions; crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related government policies and actions; changing economic, regulatory and political environments in the various countries in which the company operates; general domestic and international economic and political conditions; changing refining, marketing and chemicals margins; the company's ability to realize anticipated cost savings, expenditure reductions and efficiencies associated with enterprise transformation initiatives; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of the company's suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas during the COVID-19 pandemic; the inability or failure of the company's joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of the company's operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond the company's control; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from pending or future litigation; the company's future acquisitions or dispositions of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government-mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of company operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the receipt of required Board authorizations to pay future dividends; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; the company's ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and the factors set forth under the heading“RiskFactors” on pages 18 through 21 of the company's 2019 Annual Report on Form 10-K and in subsequent filings with the U.S. Securities and Exchange Commission. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Chevron assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Important Information For Investors And Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission(“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Noble Energy After the registration statement is declared effective, Noble Energy will mail a definitive proxy statement/prospectus to stockholders of Noble Energy . This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Noble Energy may file with the SEC and send to Noble Energy ’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND NOBLE ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Noble Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge onChevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Noble Energy will be available free of charge on Noble Energy ’s website at http://investors.nblenergy.com. Chevron and Noble Energy and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 7, 2020. Information about the directors and executive officers of Noble Energy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 12, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 10, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. As used in this presentation, the term“Chevron” and such terms as“thecompany,”“thecorporation,”“our,”“we,”“us” and“its” may refer to Chevron Corporation, one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs. Terms such as“resources” may be used in this news release to describe certain aspects ofChevron’s and NobleEnergy’s portfolio and oil and gas properties beyond the proved reserves. For definitions of, and further information regarding, this and other terms, see the“Glossary of Energy and FinancialTerms” on pages 54 through 55 ofChevron’s 2019 Supplement to the Annual Report available at chevron.com. This presentation is meant to be read in conjunction with the Chevron Announces Agreement to Acquire Noble Energy Transcript posted on chevron.com under the headings “Investors,” “Events & Presentations.” © 2020 Chevron 2Cautionary statement CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron Corporation(“Chevron”) and Noble Energy, Inc.(“NobleEnergy”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual run-rate operating and other cost synergies and anticipated accretion to return on capital employed, free cash flow, and earnings per share), projected financial information, future opportunities, and any other statements regardingChevron’s and NobleEnergy’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as“anticipates,”“expects,”“intends,”“plans,”“targets,”“forecasts,”“projects,”“believes,”“seeks,”“schedules,”“estimates,”“positions,”“pursues,”“may,”“could,”“should,”“will,”“budgets,”“outlook,”“trends,”“guidance,”“focus,”“onschedule,”“ontrack,”“isslated,” “goals,”“objectives,”“strategies,”“opportunities,”“poised,”“potential” and similar expressions. All such forward-looking statements are based on current expectations ofChevron’s and NobleEnergy’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Noble Energy stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption toChevron’s or NobleEnergy’s respective businesses; the effect of this communication onChevron’s or NobleEnergy’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside ofChevron’s or NobleEnergy’s control; transaction costs;Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual run-rate operating and other cost synergies and accretion to return on capital employed, free cash flow, and earnings per share;Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: changing crude oil and natural gas prices and demand for our products and production curtailments due to market conditions; crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related government policies and actions; changing economic, regulatory and political environments in the various countries in which the company operates; general domestic and international economic and political conditions; changing refining, marketing and chemicals margins; the company's ability to realize anticipated cost savings, expenditure reductions and efficiencies associated with enterprise transformation initiatives; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of the company's suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas during the COVID-19 pandemic; the inability or failure of the company's joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of the company's operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond the company's control; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from pending or future litigation; the company's future acquisitions or dispositions of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government-mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of company operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the receipt of required Board authorizations to pay future dividends; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; the company's ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and the factors set forth under the heading“RiskFactors” on pages 18 through 21 of the company's 2019 Annual Report on Form 10-K and in subsequent filings with the U.S. Securities and Exchange Commission. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Chevron assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Important Information For Investors And Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission(“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Noble Energy After the registration statement is declared effective, Noble Energy will mail a definitive proxy statement/prospectus to stockholders of Noble Energy . This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Noble Energy may file with the SEC and send to Noble Energy ’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND NOBLE ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Noble Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge onChevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Noble Energy will be available free of charge on Noble Energy ’s website at http://investors.nblenergy.com. Chevron and Noble Energy and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 7, 2020. Information about the directors and executive officers of Noble Energy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 12, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 10, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. As used in this presentation, the term“Chevron” and such terms as“thecompany,”“thecorporation,”“our,”“we,”“us” and“its” may refer to Chevron Corporation, one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs. Terms such as“resources” may be used in this news release to describe certain aspects ofChevron’s and NobleEnergy’s portfolio and oil and gas properties beyond the proved reserves. For definitions of, and further information regarding, this and other terms, see the“Glossary of Energy and FinancialTerms” on pages 54 through 55 ofChevron’s 2019 Supplement to the Annual Report available at chevron.com. This presentation is meant to be read in conjunction with the Chevron Announces Agreement to Acquire Noble Energy Transcript posted on chevron.com under the headings “Investors,” “Events & Presentations.” © 2020 Chevron 2

Noble Energy enhances Chevron’s performance Expected to be accretive * across key financial metrics High quality assets Earnings per share ✓ Low-cost resource Free cash flow ✓ per share Attractive synergies ROCE ✓ * Projected one year after closing; assumes average annual $40/bbl Brent nominal. Free Cash Flow represents the cash available to creditors and investors after investing in the business Return on Capital Employed (ROCE) is net income attributable to Chevron (adjusted for after-tax interest expense and noncontrolling interest) divided by average capital employed © 2020 Chevron 3Noble Energy enhances Chevron’s performance Expected to be accretive * across key financial metrics High quality assets Earnings per share ✓ Low-cost resource Free cash flow ✓ per share Attractive synergies ROCE ✓ * Projected one year after closing; assumes average annual $40/bbl Brent nominal. Free Cash Flow represents the cash available to creditors and investors after investing in the business Return on Capital Employed (ROCE) is net income attributable to Chevron (adjusted for after-tax interest expense and noncontrolling interest) divided by average capital employed © 2020 Chevron 3

Key transaction terms 100% stock consideration 0.1191 Chevron shares for each share of Noble Energy Total consideration of $10.38 per share, ~12% premium based on 10-day average* Target closing in fourth quarter 2020 Subject to Noble Energy shareholder and regulatory approval * Based on closing prices on July 17, 2020. © 2020 Chevron 4Key transaction terms 100% stock consideration 0.1191 Chevron shares for each share of Noble Energy Total consideration of $10.38 per share, ~12% premium based on 10-day average* Target closing in fourth quarter 2020 Subject to Noble Energy shareholder and regulatory approval * Based on closing prices on July 17, 2020. © 2020 Chevron 4

High quality, complementary assets US onshore Other US Permian Basin DJ Basin Eagle Ford Contiguous and adjacent Leverages well factory model 35k net acres in Webb/Dimmit counties ~55 mboed in 2019 92k net acres 336k net acres ~65 mboed in 2019 ~150 mboed in 2019 Noble Midstream Partners ~80% liquids weighted profile ~70% liquids weighted profile Significant dedications in Permian & DJ © 2020 Chevron 5High quality, complementary assets US onshore Other US Permian Basin DJ Basin Eagle Ford Contiguous and adjacent Leverages well factory model 35k net acres in Webb/Dimmit counties ~55 mboed in 2019 92k net acres 336k net acres ~65 mboed in 2019 ~150 mboed in 2019 Noble Midstream Partners ~80% liquids weighted profile ~70% liquids weighted profile Significant dedications in Permian & DJ © 2020 Chevron 5

High quality, complementary assets International Eastern Mediterranean West Africa Long-lived, operated production Regional growth potential Equatorial Guinea Leviathan (39.6% WI) & Tamar (25% WI) 2 exploration blocks in Egypt Legacy Alba position 1 DRO in Cyprus Ramp to 300+ mboed (gross) Further gas monetization in Block O/I Supplies Israel, Egypt and Jordan Minimal near-term capital required Noble Energy Aphrodite * Leviathan Tamar Includes Egyptian blocks that are pending final government approval. © 2020 Chevron 6High quality, complementary assets International Eastern Mediterranean West Africa Long-lived, operated production Regional growth potential Equatorial Guinea Leviathan (39.6% WI) & Tamar (25% WI) 2 exploration blocks in Egypt Legacy Alba position 1 DRO in Cyprus Ramp to 300+ mboed (gross) Further gas monetization in Block O/I Supplies Israel, Egypt and Jordan Minimal near-term capital required Noble Energy Aphrodite * Leviathan Tamar Includes Egyptian blocks that are pending final government approval. © 2020 Chevron 6

Low cost resource strengthens the global portfolio 2019 year-end proved reserves Noble Energy Midstream Partners (billion boe) 18% increase at <$5/boe 15 10 DJ Basin Eagle Ford 5 Permian West Eastern Basin Africa Mediterranean 0 Chevron Chevron + Noble Energy Chevron ~75% of Noble Energy’s Noble Energy proved reserves are developed © 2020 Chevron 7Low cost resource strengthens the global portfolio 2019 year-end proved reserves Noble Energy Midstream Partners (billion boe) 18% increase at <$5/boe 15 10 DJ Basin Eagle Ford 5 Permian West Eastern Basin Africa Mediterranean 0 Chevron Chevron + Noble Energy Chevron ~75% of Noble Energy’s Noble Energy proved reserves are developed © 2020 Chevron 7

Attractive cost synergies and flexible capital 1 2020 organic capital budget Expected run rate synergies ($ million, before-tax) ($ billion) $300 million 25 Attractive synergy potential 20 >30% decrease 15 Flexible capital 10 Enhanced cash generation 5 0 Original Recent Guidance 1 2 3 Chevron Noble Energy Operating cost Other 2 1 Based on guidance provided on May 1, 2020. Projected one year after closing; Relative to 2019 results. 3 Based on guidance provided on May 8, 2020. Includes Noble Midstream Partners net organic capital. © 2020 Chevron 8Attractive cost synergies and flexible capital 1 2020 organic capital budget Expected run rate synergies ($ million, before-tax) ($ billion) $300 million 25 Attractive synergy potential 20 >30% decrease 15 Flexible capital 10 Enhanced cash generation 5 0 Original Recent Guidance 1 2 3 Chevron Noble Energy Operating cost Other 2 1 Based on guidance provided on May 1, 2020. Projected one year after closing; Relative to 2019 results. 3 Based on guidance provided on May 8, 2020. Includes Noble Midstream Partners net organic capital. © 2020 Chevron 8

Transaction aligns with Chevron’s value proposition Improved Less Resilient returns risk cash Accretive Low-cost Flexible capital on key financial metrics resource acquisition short cycle projects Maintain Advantaged assets Competitive strong balance sheet with low breakeven returns in existing portfolio © 2020 Chevron 9Transaction aligns with Chevron’s value proposition Improved Less Resilient returns risk cash Accretive Low-cost Flexible capital on key financial metrics resource acquisition short cycle projects Maintain Advantaged assets Competitive strong balance sheet with low breakeven returns in existing portfolio © 2020 Chevron 9 questions answers © 2020 Chevron 10questions answers © 2020 Chevron 10